mwe.com

January 17, 2020

VIA EDGAR AND COURIER

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.
Washington, D.C. 20549

Attention:	Christopher Dunham

Pamela A. Long

Lory Empie

Stephen Kim

Re:	INX Limited Amendment No. 5 to Registration Statement on Form F-1 Filed December 20, 2019 File No. 333-233363

Dear Mr. Dunham:

On behalf of INX Limited (the “Company”), we are writing to submit the Company’s responses to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) dated January 10, 2020, relating to the above referenced Amendment No. 5 to Registration Statement on Form F-1 (File No. 333-233363) filed by the Company on December 20, 2019 (the “Registration Statement”).

Concurrent with the submission of this letter, the Company is filing via EDGAR Amendment No. 6 to the Registration Statement on Form F-1 (File No. 333-233363) (“Amendment No. 6”), which reflects the Company’s responses to the comments received by the Staff and certain updated information. For your convenience, the Company is also delivering via hand delivery a hard copy of this letter together with a courtesy copy of Amendment No. 6, marked to show changes from the Registration Statement.

For ease of review, we have set forth below each of the numbered comments of your letter and the Company’s responses thereto. Capitalized terms used herein but not defined herein have the meanings given to such terms in the Amendment No. 6.

Preliminary Prospectus Cover Page

1.	Instruction 1 to Item 501(b)(3) of Regulation S-K requires a bona fide estimate of the range of the maximum offering price of the securities offered. We note that you currently expect the initial public offering price to be between $0.65 and $1.15 per Token. Please either revise to narrow the range or tell us why you believe it represents a bona fide estimate in the context of the specific facts and circumstances of your offering. In this regard, we note that the range is in excess of 40% and, as a result, the disclosure derived from the offering price, such as in the Use of Proceeds and Capitalization sections, may not provide meaningful information to investors. We are also aware of the guidance provided in Regulation S-K Compliance and Disclosure Interpretation 134.04 which addresses price ranges that will not be considered bona fide.

Response: In response to the Staff’s comment, we have revised our initial public offering price range to be between $0.80 and $1.00 per INX Token. We believe that this represents a bona fide estimate of the range of the offering price of the INX Token. We note that determining an appropriate price range is challenging; the INX Token is a blockchain asset, a relatively new asset class which has historically been subject to dramatic fluctuations in price. In addition, the value of the INX Token is primarily derived from the operations of the Company, but the Company has no operating history upon which an evaluation of its prospects and future performance can be made. Further, the Company has not engaged an underwriter for this offering and thus has not had the benefit of such market professionals for purposes of determining the proposed offering price. Thus, we have also provided disclosure that the initial public offering price was arbitrarily determined by our Board of Directors and that the price of the INX Token in this offering may not be indicative of the price of the INX Token in a secondary trading market after it has been made available to the public.

Prospectus Summary

Risk Factors, page 10

2.	Please include at or near the top of this list a risk specifically indicating that the prospect of Token holders receiving any distributions of your Adjusted Operating Cash Flow is highly uncertain. Also delete from this list generic risks that could apply to any company or offering.

Response: In response to the Staff’s comment, we have revised our disclosure on pages 10 include a statement that “the prospect of Token holders receiving any distributions of your Adjusted Operating Cash Flow is highly uncertain.” In addition, we have revised our description of other risks to more specifically address the risks associated with the Company, the INX Token and this offering.

Risk Factors

Risks Related to Our Company’s Operations

The INX Token Distributed Ledger is publicly available and contains encrypted personal information…, page 23

3.	Please revise to include the deleted disclosure related to private keys that will enable decryption of personal information stored within the INX Token smart contract or advise.

Response: In response to the Staff’s comment, we have revised our disclosure on page 23 of the “Risk Factors” section to include the disclosure related to private keys that will enable decryption of personal information stored within the INX Token smart contract.

Risks Related to an Investment in Our Tokens

There can be no assurance that we will be able to pay any cash distributions…, page 32

4.	Please expand the third paragraph to address your ability to make ordinary business decisions that could increase operating expenses or otherwise negatively impact the prospect of generating positive cumulative Adjusted Operating Cash Flows. The last sentence of the risk factor should indicate that the ability of holders to receive any cash distributions is highly uncertain. Also, please consider placing this risk factor at the beginning of this category of risks or tell us why the current placement is appropriate.

Response: In response to the Staff’s comment, we have revised our disclosure in the “Risk Factors” section to address the Company’s ability to make ordinary business decisions that could increase operating expenses or otherwise negatively impact the prospect of generating positive cumulative Adjusted Operating Cash Flows. We have also revised the last sentence of the risk factor to indicate that the ability of holders to receive any cash distributions is highly uncertain.

In response to the Staff’s comment, we have moved this risk factor closer to the beginning of the category of risks titled “Risks Related to an Investment in Our Tokens.”

Use of Proceeds, page 39

5.	Please revise to clearly explain the assumptions underlying the maximum net proceeds shown in the table. We note that you state that the offering expenses of $5,009,405 do not reduce “net proceeds” shown in the table, as you will not use proceeds of the offering to cover these expenses. However, amounts payable to A-Labs ($500,000 if $10 million in proceeds is from U.S. investors, and up to $7.52 million if $117 million (the maximum at $.90 per Token) is from non-U.S. investors) will reduce net proceeds. Since the table shows that you would have a maximum of $16.5 million in net proceeds if the offering prices at $.90 per Token, you must assume that payments to A-Labs would be only $500,000, suggesting that no proceeds are from non-U.S investors. Please clarify if this is your assumption, and ensure that your disclosure is clear enough for investors to understand the impact on the use of proceeds if greater amounts become payable to A-Labs, thereby further reducing net proceeds, if Tokens are sold to non-U.S. investors.

Response: In response to the Staff’s comment, we have revised our disclosure on page 39 of the “Use of Proceeds” section to state that the maximum aggregate offering amount of $116.5 million in net proceeds, if the offering prices at $.90 per INX Token, assumes that we achieve the maximum aggregate offering amount while paying the minimum amount that could be owed to A-Labs, i.e., the gross proceeds of the offering from non-U.S. persons does not exceed $10 million and thus A-Labs receives a payment of $500,000. We have also revised our disclosure to state that our net proceeds will be reduced to the extent the gross proceeds of the offering from non-U.S. persons exceed $10 million and thus greater amounts become payable to A-Labs.

Dilution, page 43

6.	The first two paragraphs discuss the impact on net tangible book value. Please revise to explain that the tokens are classified as liabilities, holders have only a contractual right to potential distributions of Adjusted Operating Cash Flow and from the Cash Fund under certain circumstances and, as a result, the impact of the offering on net tangible book value per token is not as relevant as it otherwise would be when common equity securities are being offered.

Response: We have revised our disclosure on page 43 of the “Dilution” section in response to the Staff’s comment.

7.	Further revise your “Commitments to issue INX Tokens” to disclose information about all Tokens that officers, directors and affiliated persons have a right to acquire while the offering is ongoing. In this regard, we note that the notes to the beneficial ownership table relating to Tokens that appears on page 93, and similar disclosures elsewhere in the prospectus, disclose that officers and directors will receive options to acquire a significant number of Tokens for as little as $.01 per Token, after effectiveness.

Response: In response to the Staff’s comment, we have revised our disclosure on pages 43 of the “Dilution” section to include information about all INX Tokens that officers, directors and affiliated persons have a right to acquire, including options to acquire INX Tokens six months after the effectiveness of the Registration Statement.

Plan of Distribution

Minimum Offering Requirement…, page 116

8.	As appropriate, please revise to update your intentions with respect to either serving as your own transfer agent or retaining a third party registered transfer agent.

Response: In response to the Staff’s comment, we have revised our disclosure on pages 116 of the “Plan of Distribution – Minimum Offering Requirement, Initial Closing and Subsequent Closings; Escrow Agreement” section to state that “[t]he Company currently intends to retain a third- party registered Transfer Agent to serve as the Company’s Transfer Agent. However, in the event that a Transfer Agent is not retained prior the completion of this offering, the Company is prepared to serve as its own Transfer Agent (and if required, to register as a registered Transfer Agent under applicable securities laws) until such time, if any, as a third-party Transfer Agent is retained.”

Exhibits

9.	We note that INX Tokens issued as part of the Original Token Issuance will be subject to lock-up agreements that restrict such holder’s ability to sell or transfer their INX Tokens. Please file the lock-up agreements as exhibits to the registration statement.

Response: We will include in a future filing, as an exhibit to the registration statement, a form of lock-up agreement.

10.	Please explain the various references to “Tokensoft” in Quantstamp’s Smart Contract Audit attached as Ex. 99.1.

Response: Tokensoft is a third party technology service provider hired by the Company to design a token issuance platform to be used in the offering of the INX Tokens. Tokensoft has provided advisory services with regard to the development of the INX Token smart contract, specifically regarding its compatibility with the proposed offering platform. Tokensoft assisted the Company in reviewing and responding to questions from Quantstamp during the audit of the INX Token smart contract.

Please contact me at 212-547-5438 if you have any questions or require any additional information in connection with this letter or the Company’s submission of its Registration Statement on Form F-1.

Sincerely,

/s/ Mark S. Selinger

cc:	Shy Datika, President
Oran Mordechai, Chief Financial Officer

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